March 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	U Power Limited
Registration Statement on Form F-1
File No. 333-294161

Ladies and Gentlemen:

Reference is made to our letter dated March 12, 2026, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for March 12, 2026, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and hereby withdraw our request for acceleration of the effective date.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
	Name:	Ritesh M. Veera
	Title:	Co-Head of Investment Banking